UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Habit Restaurants, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

40449J103

(CUSIP Number)

December 29, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40449J103	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON KarpReilly GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,979,237 (a)(b)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,979,237 (a)(b)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,979,237 (a)(b)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0% (c)
12.	TYPE OF REPORTING PERSON OO

(a) Includes 3,719,483 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.

(b) Consisting of 3,719,483 shares held by KarpReilly HB Co-Invest, LLC and 2,259,754 shares held by Habit Restaurant Co-Invest, LLC.

(c) Percentage based on 26,001,236 shares of Class A common stock of the issuer to be outstanding upon conversion of all LLC Units (and corresponding cancellation of shares of Class B common stock), as reported by the Company in its prospectus filed with the SEC on December 28, 2015.

CUSIP No. 40449J103	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON KarpReilly Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,977,129 (a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,977,129 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,977,129 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (b)
12.	TYPE OF REPORTING PERSON OO

(a) Includes 1,977,129 LLC Units and shares of Class B common stock of the Company that are immediately convertible for shares of Class A common stock of the Company.

(b) Percentage based on 26,001,236 shares of Class A common stock of the issuer to be outstanding upon conversion of all LLC Units (and corresponding cancellation of shares of Class B common stock), as reported by the Company in its prospectus filed with the SEC on December 28, 2015.

CUSIP No. 40449J103	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON KarpReilly HB Co-Invest, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,719,483 (a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,719,483 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,719,483 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (b)
12.	TYPE OF REPORTING PERSON OO

(a) Includes 3,719,483 LLC Units and shares of Class B common stock of the Company that are immediately convertible for shares of Class A common stock of the Company.

(b) Percentage based on 26,001,236 shares of Class A common stock of the issuer to be outstanding upon conversion of all LLC Units (and corresponding cancellation of shares of Class B common stock), as reported by the Company in its prospectus filed with the SEC on December 28, 2015.

CUSIP No. 40449J103	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON Habit Restaurant Co-Invest, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,259,754
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,259,754
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,754
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% (a)
12.	TYPE OF REPORTING PERSON OO

(a) Percentage based on 26,001,236 shares of Class A common stock of the Company to be outstanding upon conversion of all LLC Units (and corresponding cancellation of shares of Class B common stock), as reported by the Issuer in its prospectus filed with the SEC on December 28, 2015.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is The Habit Restaurants, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 17320 Red Hill Avenue, Suite 140, Irvine, CA 92614.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) KarpReilly GP, LLC (“KarpReilly GP”), a Delaware limited liability company, (2) KarpReilly HB Co-Invest, LLC (“KarpReilly HB”), a Delaware limited liability company, (3) KarpReilly Investments, LLC (“KarpReilly Investments”), a Delaware limited liability company, and (4) Habit Restaurant Co-Invest, LLC (“Co-Invest”), a Delaware limited liability company.

KarpReilly GP is the managing member of each of KarpReilly HB and Co-Invest. Because of KarpReilly GP’s relationship to KarpReilly HB and Co-Invest, KarpReilly GP may be deemed to indirectly beneficially own the shares that are directly beneficially owned by KarpReilly HB and Co-Invest.

Christopher Reilly and Allan Karp are the sole managing members of KarpReilly Investments. Because of Messrs. Reilly and Karp’s relationship to KarpReilly Investments, they may be deemed to indirectly beneficially own the shares that are directly beneficially owned by KarpReilly Investments.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 28, 2015, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is c/o KarpReilly, LLC, 104 Field Point Road, Greenwich, CT 06830.

Item 2(c).	Citizenship

Each of KarpReilly GP, KarpReilly HB, KarpReilly Investments and Co-Invest is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 40449J103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on February 4, 2016, the following shares were held by the Reporting Persons:

KarpReilly Investments held 1,977,129 Common Units of The Habit Restaurants, LLC and 1,977,129 shares of Class B common stock of the Company, convertible into 1,977,129 shares of Class A common stock of the Company, representing approximately 7.6% of the Company’s outstanding shares of Class A common Stock.

KarpReilly HB held 3,719,483 Common Units of The Habit Restaurants, LLC and 3,719,483 shares of Class B common stock of the Company, convertible into 3,719,483 shares of Class A common stock of the Company, representing approximately 14.3% of the Company’s outstanding shares of Class A common Stock.

Co-Invest held 2,259,754 shares of Class A common stock of the Company, representing approximately 8.7% of the Company’s outstanding shares of Class A common Stock.

Pursuant to the terms of the Amended & Restated Limited Liability Company Agreement of The Habit Restaurants, LLC dated as of November 25, 2014, by and among the Company, The Habit Restaurants, LLC and the holders from time to time of Common Units and shares of Class B common stock (the “LLC Agreement”), each Common Unit of The Habit Restaurants, LLC is convertible (along with an equal number of its Class B Shares) for shares of Class A common stock of the Issuer on a one-to-one basis and has no expiration date.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 7,956,366 shares of Class A common stock of the Company, representing, in the aggregate, 30.6% of the Company’s outstanding shares of Class A common stock. The percentage of the Company’s outstanding shares of Common Stock held by the Reporting Persons is based on 2,259,754 shares of Class A common stock outstanding and 5,696,612 LLC Units and an equal amount of shares of Class B common stock outstanding that may be exchanged, pursuant to the Exchange Agreement, for shares of Class A common Stock of the Company, as reported in the Company’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on November 20, 2014.

No person other than the respective owners referred to herein of shares of Class A common stock, LLC Units and Class B common stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(ii)	shared power to vote or to direct the vote:

KarpReilly GP                             5,979,237 LLC Units and Class B common stock

KarpReilly Investments               1,977,129 LLC Units and Class B common stock

KarpReilly HB                             3,719,483 LLC Units and Class B common stock

Co-Invest                                      2,259,754 shares of Class A common stock

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

KarpReilly GP                             5,979,237 LLC Units and Class B common stock

KarpReilly Investments               1,977,129 LLC Units and Class B common stock

KarpReilly HB                             3,719,483 LLC Units and Class B common stock

Co-Invest                                      2,259,754 shares of Class A common stock

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2016

KARPREILLY GP, LLC

By:	/s/ Christopher Reilly
Name: Christopher Reilly
Title: Authorized Signatory

KARPREILLY INVESTMENTS, LLC

By:	/s/ Christopher Reilly
Name: Christopher Reilly
Title: Authorized Signatory

KARPREILLY HB CO-INVEST, LLC By: KarpReilly GP, LLC its managing member

By:	/s/ Christopher Reilly
Name: Christopher Reilly
Title: Authorized Signatory

HABIT RESTAURANT CO-INVEST, LLC By: KarpReilly GP, LLC its managing member

By:	/s/ Christopher Reilly
Name: Christopher Reilly
Title: Authorized Signatory